Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Nine Months 2018
Earnings
Income before income taxes	$4,362
Add/(Deduct):
Equity in net income of affiliated companies	(252)
Dividends from affiliated companies	288
Fixed charges excluding capitalized interest	3,968
Amortization of capitalized interest	28
Earnings	$8,394

Fixed Charges
Interest expense	$3,829
Interest portion of rental expense (a)	139
Capitalized interest	30
Total fixed charges	$3,998

Ratios
Ratio of earnings to fixed charges	2.1
__________
(a) One-third of all rental expense is deemed to be interest.